Exhibit 4(h)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our certificate of incorporation and our bylaws, copies of which are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4(h) is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of Delaware law for additional information.
Our certificate of incorporation authorizes us to issue up to 9,600,000,000 shares of common stock, par value $0.01 per share, and 300,000,000 shares of preferred stock, par value $0.01 per share, in one or more series.
The holders of common stock as of the applicable record date are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by the board of directors out of funds legally available for distribution, and, in the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights and is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions available to the common stock. The common stock currently outstanding is validly issued, fully paid and nonassessable.
The transfer agent and registrar for the common stock is Equiniti Trust Company.
Our board of directors has the authority without stockholder consent, subject to certain limitations imposed by Delaware law or our bylaws, to issue one or more series of preferred stock at any time and to fix the rights, preferences and restrictions of the preferred stock of each series, including:
•the number of shares in that series;
•the dividend rate and whether dividends on that series of preferred stock will be cumulative, non-cumulative or partially cumulative;
•the voting rights, if any;
•conversion privileges, if any;
•whether that series will be redeemable;
•whether that series will have a sinking fund for the redemption or purchase of shares of that series;
•the liquidation preference per share of that series, if any; and
•any other relative rights, preferences and limitations.
As described above, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of our common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

Anti-Takeover Effects of Delaware Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:
(a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:
•by persons who are directors and also officers; and
•by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(c) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines “business combination” to include:
(1)    any merger or consolidation involving (i) the corporation or a direct or indirect majority-owned subsidiary of the corporation and (ii) the interested stockholder or any other corporation, partnership or entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation any of (a), (b) or (c) above is not applicable to the surviving entity;
(2)    any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets or outstanding stock of the corporation or any direct or indirect majority-owned subsidiary of the corporation to or with the interested stockholder;
(3)    subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or such subsidiary to the interested stockholder;
(4)    any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is beneficially owned by the interested stockholder; or
(5)    the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary of the corporation.
In general, Section 203 defines an “interested stockholder” as any person who or which beneficially owns 15% or more of the outstanding voting stock of the corporation or any person affiliated or associated with or controlling or controlled by the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination if such person is an interested stockholder, and the affiliates and associates of such person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.